September 30, 2005

Mr. Brian R. Cascio
Accounting Branch Chief
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ART Advanced Research Technologies, Inc. Form 20-F for the Fiscal year ended December 31, 2004 Form 6-K for the fiscal 2005-09-30 File No. 0-30214

Sir,

Please find hereinafter our response to your comments on our filings contained in your letter dated September 16, 2005. Also please find attached copy of our revised MD&A as requested. Moreover, we herby acknowledge that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Micheline Bouchard
Micheline Bouchard
President & Chief Executive Officer

ART ADVANCED RESEARCH TECHNOLOGIES INC.
RESPONSE TO SEPTEMBER 16, 2005 SEC COMMENT LETTER

Form 20-F for the fiscal year ended December 31, 2004

Item 5. Results of Operations, page 53

Comment 1

1.	Please revise MD&A to provide more specific details of the reasons for each of the significant factors that contributed to significant variances in financial statement amounts each period. The current discussion does not discuss all the specific factors that contributed to the significant increases in revenues, gross margins and expenses each period.

Response to Comment 1

Please find in Appendix 1 a black lined version of a revised MD&A addressing the issues raised in your first comment. We believe that most of the information that we have added to Appendix 1 in response to the staff’s comment was already covered in different sections of the existing analysis, more specifically on pages 49 and 50 under the “Overview and Outlook” sections of the Annual Report on Form 20F. Although we agree that the changes noted could have been included in the appropriate sections of the Results of Operations analysis, we believe that adding this information would not provide information that is much more meaningful than what is already available to our shareholders. As a result, we propose to make these changes in future Form 20-F filings rather than by amendment of the Company’s fiscal 2004 Form 20-F. (See also our response to Comment No. 2 below.)

Financial Statements

General

COMMENT 2

2.	Please revise to include financial statements for the three years as required by Items 8 and 17 of Form 20-F. We also reference the requirement of Rule 3-06 of Regulation S-X that the filing of financial statements covering a period of nine to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of one year.

RESPONSE TO COMMENT 2

We recognize that, in the Company’s 20-F filing, the financial statements for the period ended December 31, 2003 cover an eight-month period and, as such, are covering a period which is only one month short of the requirement of Rule 3-06 of Regulation S-X mentioned in your comment. As such, in order to fully comply with the aforementioned Rule, the statements of operations and deficit and cash flows, for the year ended April 30, 2002 would need to be included.

We propose to effect this correction prospectively commencing with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. As such, the fiscal 2005 Form 20-F would include the financial statements of the following years/period:

» Year ended December 31, 2005;
» Year ended December 31, 2004;
» Eight-month period ended December 31, 2003;
» Year ended April 30, 2003.

We respectfully submit that the filing of a revised Annual Report on Form 20-F for fiscal 2004 to include the financial information pertaining to the year ended April 30, 2002 is a costly process that would not add significant information to what is already available to investors. This is particularly true in light of the fact that the Company’s business has changed considerably since 2002. We note that the Company has previously filed fiscal 2002 audited financial statements as part of its fiscal 2003 and fiscal 2002 Form 20-F’s so such information is available to the public.

We also note that, at present, there is no United States trading market for the Company’s securities. The sole trading market is the Toronto Stock Exchange. The financial statements that the Company included in its fiscal 2004 Form 20-F met the applicable Canadian regulatory requirements.

Note 9(c) — Share Capital and Share Purchase Warrants, page 17

COMMENT 3

3.	The amounts paid for the strategic alliances and agreements that are included in other expenses in the income statements appear to relate to operations and should be reclassified to operating expenses. Please revise.

RESPONSE TO COMMENT 3

The presentation, including income statement classification, of this expense item was in conformity to Canadian GAAP. We believe that, as we file the Company’s financial statements under Item 17, any required discussion of classification should be limited to the footnote providing the reconciliation of Canadian to US GAAP (see Note 19).

As such, we draw your attention to page 29 of last year’s financial statements. We did describe the fact that, under US GAAP, this expense item would be presented within operating expenses.

Note-12 – Related Part Transactions, page 23

COMMENT 4

4.	Please tell us the nature of the clinical research fees and what is meant by the statement that these transactions were recorded at their exchange value. Please clarify the accounting treatment and indicate whether the amounts were paid in cash.

RESPONSE TO COMMENT 4

As described on page 57 of the MD&A, we have explained the nature of the clinical research fees as follows:

“In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART’s Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART’s Chief Medical Officer (CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan. During the year ended December 31, 2004, the Company paid $198,946 for management services as CMO and $1,753,635 for contract research services.”

The term “exchange value” was used in accordance with the definition provided in section 3840 of the CICA Handbook which stipulates accounting for related party transactions. Paragraph 3 b) of the section defines “exchange value” as follows:

(b)	Exchange amount is the amount of consideration paid or received as established and agreed to by related parties.

The transactions were, therefore, accounted for at the rates established in the contracts, such rates being in line with normal commercial conditions.

The transactions were settled in cash.

We propose to clarify the related party footnote for the above, in future Form 20-F filings commencing with the Company’s fiscal 2005 Form 20-F.